Exhibit 4.39

Date of Note

Investor Name and Address

This certifies that e.Digital Corporation, a Delaware corporation (the “Maker”), hereby promises to pay to _______ (the “Payee”) the sum of $______ plus interest in consideration for the $_______ (the “Principal”) unsecured loan used to finance various purchase orders and invoices.

The interest rate to be charged will be 1% for 15 days, or 2% for 30 days and will be prorated daily based on 2% for 30 days (0.06667% per day).

The entire unpaid Principal amount, plus all unpaid and accrued interest, shall be due and payable on September __, 2002. However, the Payee may, at its sole discretion, and at any time prior to maturity, elect to convert this unsecured loan into another financing currently contemplated by the Payee.

Agreed and accepted as of the date hereof:

“Maker”
e.Digital Corporation, a Delaware corporation

Alfred Falk, Chief Executive Officer

James Collier, President and Chief Operating Officer

Ran Furman, Chief Financial Officer

“Payee”

Payee